UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.
(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Earning Release dated July 30, 2024, announcing its financial results for the fiscal year ended March 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2024	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

2